Phone:	(212) 885-5393
Fax:	(917) 332-3732
Email:	eseer@blankrome.com

August 16, 2006

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs, Assistant Director

Re:	iCAD, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 31, 2006
File No. 1-09341

Dear Ms. Jacobs:

On behalf of our client, iCAD, Inc. (the “Company”), we are forwarding this letter to provide the Company’s response to the Staff’s comment letter dated August 9, 2006 (the “Comment Letter”) to the Company’s Preliminary Proxy Statement on Schedule 14A filed by the Company on July 31, 2006, File No. 1-09341.

We have numbered the responses contained herein to correspond to the comments contained in the Comment Letter which are repeated below.

Proposal I. Approval of Option Exchange Program, page 24.

1. Please provide us your analysis as to whether this proxy statement regarding your prospective option exchange program constitutes a pre-commencement communication subject to the filing requirements set forth in Rule 13e-4(c) under the Exchange Act. Please also see the instructions to Rule 13e-4(c) and our July 2001 supplement to our July 1997 Manual of publicly available telephone interpretations for additional guidance.

U.S. Securities and Exchange Commission

August 16, 2006

RESPONSE: The Company filed the preliminary proxy statement, including the proposal with respect to the option exchange program, solely to comply with the requirements of Rule 14a-6 of the Securities Exchange Act of 1934. The Company did not view the filing of the preliminary proxy statement as a pre-commencement communication required to be filed under the cover of Schedule TO in addition to the copy filed under cover of Schedule 14A as it was not designed to inform the public or security holders in general about the offer. In this regard, the Company has issued no press release nor communicated its intent to conduct the tender offer to its existing option holders or other security holders. In accordance with Exchange Act Rule 13e-4(b)(2), the Company intends to file a Schedule TO simultaneously with the filing of its definitive proxy material since it intends to commence the option exchange program at the same time it mails its definitive proxy material to its stockholders. Notwithstanding that the Company believes that the filing of its preliminary proxy material does not constitute a pre-commencement communication, should the Staff require, the Company is prepared to file revised preliminary proxy material under cover of Schedule TO as well as under Schedule 14A.

2. It appears that your proposal seeking approval for your option exchange program falls within the disclosure requirements of Item 12 of Schedule 14A. Accordingly, please review your disclosure to ensure that all necessary disclosure requirements have been addressed. In particular, we note that disclosure required by Item 13(a) of Schedule 14A pursuant to item 12(f) does not appear to have been provided. Please revise or advise us otherwise.

RESPONSE: The Company has reviewed the requirements of Item 12 of Schedule 14A and believes it has complied with the disclosure requirements of that item. With respect to the requirements of Item 13(a) of Schedule 14A, the Company has not included the information referred to in Item 13(a)(1)-(5) pursuant to instruction 1. to Item 13. As noted in response to comment no. 5 below, the Company expects that its option exchange program will not result in the Company incurring any compensation charge in its statements of operations and that it will not have a dilutive effect on the calculation of earnings (loss) per share. Accordingly, the Company does not believe that the inclusion of the Company’s historical financial statements in the proxy statement is required in order for its stockholders who are eligible to vote at the stockholders meeting to exercise their prudent judgment in regard to the proposal. The Company also notes that, inasmuch as the meeting is an annual meeting of stockholders, the Company will in any event already be providing to its stockholders all the financial information required by Item 13(a) (1)-(5) for its fiscal year ended December 31, 2005 in its Annual Report to stockholders.

U.S. Securities and Exchange Commission

August 16, 2006

3. Please disclose the price of a share of your common stock as of a recent practicable date. Please also elaborate on the basis for determination of $2 per share as the exercise price for the prospective new options.

RESPONSE: Disclosure of the closing price of the Company’s common stock as of a recent practicable date will be added under the section entitled “Outstanding Options Eligible For the Option Exchange Program”. In addition, substantially the following language will be added at the end of the second paragraph of the “Background” section:

The Company has determined to use a $2.00 option exercise price for the prospective New Options based upon the belief that such price would most likely be above the market price of the common stock on the grant date of the New Options in light of the Company’s recent financial condition, historical stock price ranges and the current price of its common stock, with the result that there would be no compensation charge to the Company. In addition, the Company believes that, at the same time, the $2.00 exercise price of the New Options is a sufficient reduction in the exercise price of the Eligible Options to achieve the goal of providing a further incentive to existing option holders to more closely align their interest with the interest of the Company’s stockholders.

4. We note that all prospective new options will be vested upon grant. Please briefly discuss the vested status of the existing options.

RESPONSE: Language will be added to the section entitled “Outstanding Options Eligible for the Option Exchange Program” to indicate that all of the existing Eligible Options are currently fully vested.

5. Please elaborate on your statement on page 29 that the value of existing options is expected to be greater than or equal to the value of the prospective new options to be granted. In light of the lower exercise price for the new options, it would appear that the new options would be of greater value than the existing options with higher exercise prices.

RESPONSE: The Company has concluded that under the Black-Scholes pricing model the Company uses to calculate the value of its options, the value of the Eligible Options are expected to be greater than or equal to the value of the New Options as a result of the significant decrease in the term of the New Options which, under the Black-Sholes formula, more than offsets the reduction in the option exercise prices.

U.S. Securities and Exchange Commission

August 16, 2006

In connection with its responses, the Company has furnished a separate letter acknowledging the matters referenced in the three bullet points referred to on pages 2-3 of the Comment Letter.

We would appreciate the staff’s prompt review of the comment responses and related revisions. If you have any questions, please feel free to contact the undersigned at (212) 885-5393.

Very truly yours,

/s/ Ethan Seer

Ethan Seer

cc:	Daniel Lee
Jeff Werbitt
Kenneth Ferry
Annette Heroux